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15047467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 0 2 2015
WASH., D.C. 201 SECTION

SEC FILE NUMBER
8-39592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Enclave Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 West 44th Street, Suite 1700
(No. And Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael, Sanders, Goldberg, Nikpour & Cohen, CPAs PLLC ATTN: **Mark Raphael**
(Name - *if individual state last, first, middle name)*

97 Froehlich Farm Blvd	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/10/15

OATH OR AFFIRMATION

I, Stephen J. Inglis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enclave Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

ALLISC...
Notary Public, St... ...rk
No. 01PO63...
Qualified In New York ...y
Commission Expires April 14, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENCLAVE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
201
SECTION

PUBLIC

RSGN&C
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

INDEPENDENT AUDITORS' REPORT

To the Members of
Enclave Capital, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend upon the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Enclave Capital, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour & Cohen CPAs PLLC

Woodbury, New York
February 24, 2015

ENCLAVE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 192,573
Due from broker	110,923
Fixed assets (net of accumulated depreciation of $41,648)	33,059
Security deposit	77,409
Prepaid and other assets	14,242
TOTAL ASSETS	$ 428,206

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 40,826
Liabilities subordinated to claims of general creditors	100,000
Members' equity	287,380
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 428,206

The accompanying notes are an integral part of this financial statement.

ENCLAVE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND OPERATIONS

Enclave Capital, LLC (the "Company") is a Delaware limited liability company formed on May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The Firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6. The Company licenses algorithmic equity execution software for a licensing fee, doing business as Deep Value Enclave, a division of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax, for which a provision is included in the Statement of Income. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2009.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2014, 100% of the Company's investments in securities were valued using Level 1 inputs. The Company has no investments in securities as of year end.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.667% of its aggregate indebtedness. At December 31, 2014, the Company had net capital of $251,747 which was $1,747 in excess of the required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1.

NOTE 5. FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Leasehold Improvements	$ 36,110
Computers	23,700
Furniture	14,897
	74,707
Less: Accumulated Depreciation	(41,648)
Net Fixed Assets	$ 33,059

NOTE 6. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

In the ordinary course of business the Company makes payments to vendors on behalf of its Facility Fee clients. These amounts are generally repaid within several days of advancement. As of December 31, 2014 the Company was fully paid in such advances.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company subleased office space which expires on October 30, 2018. The following is a schedule of future minimum lease payments required under the lease:

Year ending December 31,	Amount
2015	321,003
2016	321,003
2017	321,002
2018	267,502
Total	$1,230,510

Rent expense for the year ended December 31, 2014 was $306,695.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 8 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2014, the Company has subordinated loans as follows:

Amount	Interest Rate	Date of Original Subordination Agreement	Date Due
$ 100,000	6%	June 3, 2013	June 3, 2014

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 4). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The note stated an original maturity date of June 3, 2014; within the agreement there is a provision for an automatic one year renewal in absence of a request by the lender to cancel the note. The lender has written to the Company that he will be cancelling the note as of June 3, 2015.

NOTE 9. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 10. PROVISION FOR INCOME TAXES

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. As an LLC, the Company is not subject to income taxes. The Company is liable for New York City unincorporated business tax ("UBT") on its operations.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions.

NOTE 11. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which require disclosure.